Prospectus Supplement No. 6	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated March 19, 1999)	Registration No. 333-74697

Pennsylvania Real Estate Investment Trust

Distribution Reinvestment and Share Purchase Plan

This prospectus supplement supplements the prospectus dated March 19, 1999, Registration Number 333-74697, relating to the Pennsylvania Real Estate Investment Trust Distribution Reinvestment and Share Purchase Plan (the “Plan”). The prospectus has previously been supplemented by filings on January 29, 2001, December 23, 2002, January 6, 2005, June 10, 2005 and January 8, 2007 (we refer to the original prospectus as supplemented by the supplements as the “prospectus.” You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

This prospectus supplement amends the Plan to decrease the minimum for optional cash payments for Eligible Shareholders to $50 from $250. Effective immediately, in all places in the prospectus where the $250 amount is used to refer to the minimum optional cash payment for Eligible Shareholders, the amount shall be changed to $50. The initial minimum investment amount for interested new investors remains $250.

If you would like to receive a copy of the entire prospectus, as supplemented, please call (215) 875-0735 or toll free (866) 875-0700 Extension 50735. If you have any further questions regarding the plan, please contact us at:

Pennsylvania Real Estate Investment Trust

ATTENTION: Investor Relations Department

The Bellevue

200 S. Broad Street, 3rd Floor

Philadelphia, PA 19102

The date of this prospectus supplement is April 13, 2007.